Exhibit 99.1

April 13, 2017

CONFIDENTIAL

VIA EMAIL AND FEDEX

Members of the Board of Directors
Norsat International Inc.
Attention: Dr. Amiee Chan
Director, President and Chief Executive Officer
110-4020 Viking Way

Richmond, British Columbia

V6V 2L4 Canada

Dear Amiee and Members of the Board of Directors,

Privet Fund Management LLC (“Privet”) is currently the largest shareholder of Norsat International Inc. (“Norsat” or the “Company”), owning approximately 17.6% of the total outstanding shares of the Company. Over the course of our ownership we have conducted thorough due diligence of the Company, most recently with a goal of leading a going-private transaction at an attractive price for shareholders. This undertaking has resulted in Privet submitting two publicly-disclosed indications of interest, initially at US$8.00 per share and subsequently increased to US$10.25 per share on March 17, 2017. Shortly thereafter, on March 27, 2017, the Company announced a plan of arrangement (the “Arrangement”) whereby a subsidiary of Hytera Communications Co. (“Hytera”) will acquire all of the Company’s shares for US$10.25 per share. It is noted in the announcement that the Company has been in exclusivity with Hytera during the period of our most recent offer, which did not enable the Company to deliver constructive feedback with respect to our proposal.

In light of the details relating to the announced Arrangement with Hytera, we are submitting this letter to supplement and replace our correspondence dated March 17, 2017. The following “Indication of Interest” includes a nonbinding proposal for an all-cash acquisition of Norsat by Privet or a Privet affiliate.

Transaction Overview

We have reviewed the Company’s publicly disclosed financial information, and we are prepared to pursue a plan of arrangement in which Privet, through a newly formed acquisition vehicle, would pay US$11.00 per share in cash to acquire 100% of the outstanding shares of the Company that Privet does not already own (the “Transaction”). This price is a premium to the consideration given to shareholders in the Arrangement and contemplates the full payment of the termination fee paid to Hytera when the Company’s Board of Directors changes its recommendation and terminates the Arrangement.

This non-binding Indication of Interest is contingent upon:

i.	satisfactory completion of our due diligence review of the Company;

ii.	the receipt of financing for the Transaction; and

1	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

iii.	the negotiation and execution of a mutually acceptable definitive acquisition agreement containing customary terms and conditions.

Due Diligence and Timing

In accordance with the terms of the Arrangement, we are confident that this Indication of Interest meets the standard of a bona fide offer that can reasonably be expected to result in a Superior Proposal. Accordingly, we request access to updated financial and legal diligence information (for us, our financial advisor and our prospective financing sources) so that we can be in a position to remove the diligence and financing contingencies from our proposal in a timely manner.

If you are willing to move forward with the Transaction on the terms outlined in this Indication of Interest, we are prepared to commit the resources needed to complete due diligence, finalize financing arrangements and negotiate and enter into a definitive acquisition agreement. We believe that, should we be provided access to all necessary materials, we can be in position to deliver a Superior Proposal (as defined in the Arrangement) within an expedited timeframe.

For the avoidance of doubt, no binding obligation on the part of Privet or the Company shall arise with respect to this Indication of Interest or any possible Transaction unless and until a definitive acquisition agreement satisfactory to Privet and the Company is executed and delivered.

Final Commentary

Lastly, as the Company’s largest shareholder, we would be remiss if we did not mention our disappointment in the ultimate result of the Company’s negotiations with Hytera. Although the Arrangement includes a “fiduciary out” provision enabling Norsat to accept a Superior Proposal, we do not view the financial terms of the proposed Arrangement to be in the best interests of shareholders at this time. Due to the likelihood that additional share price consideration can be received as a result of actions directly under the control of the Company and its advisors, we have substantial doubt that the proposed transaction at US$10.25 per share will be approved by the requisite number of shareholders. We believe this dynamic is vital to consider as you continue to engage with multiple parties.

We and our legal advisors are available to discuss this Indication of Interest at your convenience. Please do not hesitate to contact any of the individuals below should you need any additional information or clarification.

2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

Privet Fund Management LLC	Bryan Cave LLP
Ryan Levenson	Rick Miller
Managing Member	Partner
79 West Paces Ferry Road	1201 W. Peachtree St., NW
Suite 200-B	One Atlantic Center, 14th Floor
Atlanta, GA 30305	Atlanta, GA 30309
Telephone: 404.419.2670	Telephone: 404.572.6787
E-mail: ryanl@privetfund.com	E-mail: rick.miller@bryancave.com

SkyLaw Professional Corporation
Kevin R. West
Partner
3 Bridgman Avenue, Suite 204
Toronto, ON Canada M5R 3V4
Telephone: 416.759.5299
E-mail: kevin.west@skylaw.ca

Sincerely,

Ryan Levenson

Managing Member

Privet Fund Management LLC

3	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305